Exhibit (a)(1)(I)

May 7, 2013

GEORGIA-PACIFIC COMMENCES CASH TENDER OFFER FOR ALL SHARES OF

BUCKEYE TECHNOLOGIES INC. AT $37.50 PER SHARE

ATLANTA – Georgia-Pacific LLC today announced that an entity controlled by Georgia-Pacific, GP Cellulose Group LLC, has launched its previously announced tender offer for all of the outstanding shares of common stock of Buckeye Technologies Inc. (NYSE: BKI) at $37.50 per share net to the holder in cash.

On April 24, 2013, Georgia-Pacific announced that Buckeye Technologies, Georgia-Pacific and GP Cellulose Group had signed a definitive merger agreement and that the tender offer would follow. The board of directors of Buckeye Technologies unanimously approved the terms of the merger agreement, including the tender offer, and recommended that Buckeye Technologies stockholders tender their shares in the offer.

Under the terms of the merger agreement, after the completion of the tender offer and the satisfaction or waiver of all conditions, Buckeye Technologies will merge into Georgia Pacific’s GP Cellulose Group, and all outstanding shares of Buckeye Technologies’ common stock, other than shares held by Georgia-Pacific, GP Cellulose Group or Buckeye Technologies, or shares held by stockholders of Buckeye Technologies who have and validly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive $37.50 per share, net to the holder in cash.

The completion of the tender offer is subject to, among other things, the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of other required regulatory approvals and other customary closing conditions, and requires at least 75 percent of the outstanding shares of Buckeye Technologies’ common stock on a fully-diluted basis to be tendered, consistent with the threshold for approval of a merger specified in Buckeye Technologies’ certificate of incorporation. The transaction is not conditioned on financing.

The tender offer and withdrawal rights are scheduled to expire at midnight New York City (Eastern) time on June 4, 2013, unless extended or earlier terminated. Buckeye Technologies’ directors and executive officers, who collectively held 3.6% of the outstanding shares of common stock of Buckeye Technologies as of April 24, 2013, have agreed to tender their shares in the offer.

Headquartered in Atlanta, Georgia-Pacific is one of the world’s leading manufacturers and marketers of building products, tissue, packaging, paper, cellulose and related chemicals. The company employs nearly 35,000 people worldwide. For more information, visit www.gp.com.

NOTICE TO INVESTORS ABOUT THE OFFER: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of Buckeye Technologies’ common stock is being made pursuant to an Offer to Purchase and related materials that GP Cellulose Group will file with the Securities and Exchange Commission (SEC). GP Cellulose Group will file a Tender Offer Statement on Schedule TO with the SEC and Buckeye Technologies will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Buckeye Technologies’ stockholders at no expense to them by MacKenzie Partners, Inc. at 105 Madison Avenue, New York, NY 10016, or by calling (212) 929-5500 (collect) or (800) 322-2885 (toll-free). In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

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Media Contacts:

Georgia-Pacific

Karen Cole

404-652-4747

Greg Guest

404-652-4721